ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Henderson Global Funds		01585111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2012	October 31, 2011 to October 31, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Henderson Dividend & Income Builder Fund, a series of:
Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

SECRETARY’S CERTIFICATE

I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the “Trust”), hereby certify that the “non-interested” Trustees and the entire Board of Trustees of the Trust approved the resolutions set forth below at a meeting of the Board of Trustees of the Trust duly called and held on June 14, 2012, at which a quorum was present and acting throughout:

RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to add the Henderson Dividend & Income Builder Fund under the Trust’s current fidelity bond for the same coverage amount and premium previously approved by the Board.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of September 2012.

/s/ Christopher K. Yarbrough
Christopher K. Yarbrough
Secretary